# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RumbleOn, Inc., CIK 0001596961
CUSIP: 781386305
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 901 W. Walnut Hill Lane, Suite 110A, IRVING, Texas (TX), 75038
Date of event which requires filing of this statement: 08/10/2025
Amends the filing with accession number 0001104659-23-029060
Filed by CIK 0001880622
Persons authorized to receive notices and communications: Kellie L. Bobo, Esq., 98 San Jacinto Boulevard, Suite 1500, Austin, Texas (TX), 78701, (512) 867-8411

## Reporting persons
- William Coulter (CIK 0001881136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 6,777,983; shared voting power 0; sole dispositive power 6,777,983; shared dispositive power 0; aggregate amount beneficially owned 6,777,983 (17.8% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Item 7,9, and 11, note these items include 1,317,005 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 67,410 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager, and do not include 61,728 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Coulter under the 2017 Stock Incentive Plan.
  
  (2) With respect to Item 11, note this item excludes 6,871,354 shares of Class B Common Stock held by Mr. Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
  
  (3) With respect to Item 13, note this item is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.
- Mark Tkach (CIK 0001880622): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 6,871,354; shared voting power 0; sole dispositive power 6,871,354; shared dispositive power 0; aggregate amount beneficially owned 6,871,354 (18.1% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7,9, and 11, note these items do not include 61,728 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Tkach under the 2017 Stock Incentive Plan.
  
  (2) With respect to Item 11, note this item excludes 6,777,983 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
  
  (3) With respect to Item 13, note this item is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.
- WJC Properties, L.L.C. (CIK 0001970732): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 67,410; shared voting power 0; sole dispositive power 67,410; shared dispositive power 0; aggregate amount beneficially owned 67,410 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Item 11, this item excludes 13,581,927 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
  
  (2) With respect to Item 13, note this item is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.
- WRC-2009, L.L.C. (CIK 0001970481): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 67,410; shared voting power 0; sole dispositive power 67,410; shared dispositive power 0; aggregate amount beneficially owned 67,410 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7, 9, and 11, these items include 67,410 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
  
  (2) With respect to Item 11, this item excludes 13,581,927 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
  
  (3) With respect to Item 13, note this item is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.
- The WRC-98 Trust (CIK 0001970680): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 67,410; shared voting power 0; sole dispositive power 67,410; shared dispositive power 0; aggregate amount beneficially owned 67,410 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7, 9, and 11, these items include 67,410 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
  
  (2) With respect to Item 11, this item excludes 13,581,927 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC-2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
  
  (3) With respect to Item 13, note this item is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.
- The WRC 2021 Irrevocable Trust (CIK 0001970474): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 1,317,005; shared voting power 0; sole dispositive power 1,317,005; shared dispositive power 0; aggregate amount beneficially owned 1,317,005 (3.5% of the class); the aggregate amount excludes certain shares
  Comment: (1) With respect to Items 7, 9, and 11, these items excludes 12,332,332 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
  
  (2) With respect to Item 13, note this item is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.001 per share
Name of issuer: RumbleOn, Inc.
Address of issuer's principal executive offices: 901 W. Walnut Hill Lane, Suite 110A, IRVING, Texas (TX), 75038
Comment: The following constitutes Amendment No. 11 ("Amendment No. 11") to the Schedule 13D originally filed on March 6, 2023 (the "Schedule 13D") with the Securities and Exchange Commission by William Coulter ("Mr. Coulter") and Mark Tkach ("Mr. Tkach"), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023, Amendment No. 4 filed on July 3, 2023, Amendment No. 5 filed on August 18, 2023, Amendment No. 6 filed on September 11, 2023, Amendment No. 7 filed on December 12, 2023, Amendment No. 8 filed on November 18, 2024, Amendment No. 9 filed on December 10, 2024, and Amendment No. 10 filed on December 16, 2024 (the Schedule 13D as so amended, the "Amended Schedule 13D"), with respect to the Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), of RumbleOn, Inc., a Nevada corporation (the "Issuer"). This Amendment No. 11 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On June 4, 2025, pursuant to the Issuer's non-employee director compensation program and the 2017 Stock Incentive Plan, Mr. Coulter received a grant of 61,728 restricted stock units (the "2025 Coulter RSUs") calculated based on the share price at the conclusion of trading on June 4, 2025. Each of the 2025 Coulter RSUs represents a contingent right to receive one share of Class B Common Stock. The 2025 Coulter RSUs will vest on June 4, 2026, and are subject to pro rata vesting if Mr. Coulter leaves the board of directors before that date. The grant of the 2025 Coulter RSUs is subject to the 2017 Stock Incentive Plan and the Coulter RSU Grant Agreement.

On June 4, 2025, pursuant to the Issuer's non-employee director compensation program and the 2017 Stock Incentive Plan, Mr. Tkach received a grant of 61,728 restricted stock units (the "2025 Tkach RSUs") calculated based on the share price at the conclusion of trading on June 4, 2025. Each of the 2025 Tkach RSUs represents a contingent right to receive one share of Class B Common Stock. The 2025 Tkach RSUs will vest on June 4, 2026, and are subject to pro rata vesting if Mr. Tkach leaves the board of directors before that date. The grant of the 2025 Tkach RSUs is subject to the 2017 Stock Incentive Plan and the Tkach RSU Grant Agreement.

The foregoing description of the 2017 Stock Incentive Plan, the Coulter RSU Grant Agreement and the Tkach RSU Grant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the 2017 Stock Incentive Plan and each of Amendment 1, 2, 3, 4, 5 and 6 thereto and the Issuer's Form of 2024 Restricted Stock Unit Award Agreement, which are incorporated herein by reference to Exhibit 99.14, Exhibit 99.15, Exhibit 99.16, Exhibit 99.17, Exhibit 99.18, Exhibit 99.24, Exhibit 99.34, and Exhibit 99.25 to this Amended Schedule 13D, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 10, 2025, Mr. Tkach and Mr. Coulter each entered into separate commitment letters (the "Subordinated Loans Commitment Letters") pursuant to which each of Mr. Tkach and Mr. Coulter has committed to make $3,333,334 of subordinated loans to the Issuer (collectively, the "Subordinated Loans"). Mr. Tkach and Mr. Coulter expect that the aggregate gross proceeds of the Subordinated Loans will be used by the Issuer to prepay outstanding principal amounts owed under that certain term loan credit agreement, dated as of August 31, 2021 (as amended, the "Credit Agreement"), among the Issuer, as borrower, the lenders party thereto, and Oaktree Fund Administration, LLC, as administrative agent and collateral agent. The Subordinated Loans will bear interest at a rate of 13.0% per annum, payable semi-annually in-kind by increasing the principal amount of the Subordinated Loans. The Subordinated Loans will mature thirty-six months after the date of funding. The Subordinated Loans will be contractually subordinated in right of payment to the loans outstanding under the Credit Agreement. Pursuant to the Subordinated Loans Commitment Letters, Mr. Tkach and Mr. Coulter have each agreed to hold and make the commitments available until 11:59 p.m., Eastern Time, on September 5, 2025.

The foregoing descriptions of the Subordinated Loans Commitment Letters and the Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the Issuer's Current Report on Form 8-K, dated August 9, 2025, the full text of the Form of Commitment Letter filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, dated August 9, 2025, and the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, which are each incorporated herein by reference to Exhibit 99.35, Exhibit 99.36 and Exhibit 99.37 to this Amended Schedule 13D, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 38,002,422 shares of Class B Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2025.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 13,649,337 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 35.9% of the outstanding Class B Common Stock. Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 5(b) of the Amended Schedule 13D is hereby amended and restated as follows:

Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days:
The information contained in Item 5(c) of the Amended Schedule 13D is hereby amended and restated as follows:

As of the date hereof, other than as set forth herein, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No. 10.
Other persons with the right to receive dividends or sale proceeds:
The information contained in Item 5(d) of the Amended Schedule 13D is hereby amended and restated as follows:

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 11 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.34 - Sixth Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 6, 2025, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.35 - Current Report on Form 8-K, dated August 9, 2025 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on August 11, 2025, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.36 - Form of Commitment Letter, dated as of August 10, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 11, 2025, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.37 - Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (incorporated by reference to the Issuer's Quarterly Report on Form 10-Q filed on August 11, 2025, by the Issuer with the Securities and Exchange Commission).

## Signatures
- William Coulter: /s/ William Coulter, William Coulter (08/12/2025)
- Mark Tkach: /s/ Mark Tkach, Mark Tkach (08/12/2025)
- WJC Properties, L.L.C.: /s/ William Coulter, Manager (08/12/2025)
- WRC-2009, L.L.C.: /s/ William Coulter, Manager (08/12/2025)
- The WRC-98 Trust: /s/ William Coulter, Trustee (08/12/2025)
- The WRC 2021 Irrevocable Trust: /s/ William Coulter, Trustee (08/12/2025)